

Mail Stop 3030

April 29, 2010

Via Facsimile and U.S. Mail

Mr. Christopher J. Kearney
Chief Executive Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC   28277

> **Re:** **SPX Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-06948**

Dear Mr. Kearney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Note (9) – Investment in Joint Venture, page 72

1.   We note your joint venture, EGS, with Emerson Electric Co., whereby you hold a 44.5% interest and account for the investment under the equity method of accounting. Additionally, we note that you recognized $28 million of equity earnings in EGS for 2009. It appears your investment in EGS meets the significance test for pre-tax income at a greater than 20% level for 2009 and that you are required to provide historical audited financial statements required by Rule 3-09 of Regulation S-X for EGS. Please provide us with your significance tests as set forth under Rule1-02(w) related to your investment in EGS and tell us how you have considered the requirements of Rule 3-09 of Regulation S-X in connection with your equity method investments.

Exhibit 10.13

2.   We note that the credit agreement dated September 21, 2007, filed as exhibit 10.1 to your Form 8-K filed September 27, 2007, does not appear to include all of the schedules to the agreement. Please explain why these attachments were not filed pursuant to Item 601(b)(10) of Regulation S-K, or refile the agreement with all attachments.

*   *   *   *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Christopher J. Kearney
SPX Corporation
April 29, 2010
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo, Staff Attorney, at (202) 551-3289 or Mary Beth Breslin, Legal Reviewer, at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant